Exhibit 99.3

SEABRIDGE GOLD INC.

AUDITED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2009

SEABRIDGE GOLD INC.

Management’s Report

The management of Seabridge Gold Inc. is responsible for the preparation of the consolidated financial statements as well as the financial and other information contained in the Annual Report, Annual Information Form and Annual Report on Form 40-F. Management maintains an internal control system in order to provide reasonable assurance as to the reliability of financial information and the safeguarding of assets.

The consolidated financial statements are prepared in accordance with generally accepted accounting principles in Canada and necessarily include amounts determined in accordance with estimates and judgments made by management. KPMG LLP, the external auditors, express their opinion on the consolidated financial statements in the annual report.

The Board of Directors, through the Audit Committee, is responsible for ensuring that management fulfills its responsibilities for financial reporting and internal control.

The consolidated financial statements of the Company have been approved by the Board of Directors.

/S/ RUDI P. FRONK	/S/ RODERICK CHISHOLM
Rudi P. Fronk President & CEO March 18, 2010	Roderick Chisholm Chief Financial Officer March 18, 2010

KPMG LLP Chartered Accountants
Bay Adelaide Centre 333 Bay Street Suite 4600 Toronto ON M5H 2S5	Telephone Fax	(416) 777-8500 (416) 777-8818 www.kpmg.ca

AUDITORS' REPORT

To the Shareholders of Seabridge Gold Inc.

We have audited the consolidated balance sheets of Seabridge Gold Inc. as at December 31, 2009 and 2008 and the consolidated statements of operations and deficit, comprehensive loss, accumulated other comprehensive income and cash flows for each of the years in the three-year period ended December 31, 2009. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2009 and 2008 and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2009 in accordance with Canadian generally accepted accounting principles.

/S/ KPMG LLP
Chartered Accountants, Licensed Public Accountants

Toronto, Canada
MARCH 18, 2010

KPMG LLP is a Canadian limited liability partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative (“KPMG International”), a Swiss entity.  KPMG Canada provides services to KPMG LLP.

KPMG LLP Chartered Accountants
Bay Adelaide Centre 333 Bay Street Suite 4600 Toronto ON M5H 2S5	Telephone Fax	(416) 777-8500 (416) 777-8818 www.kpmg.ca

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of Seabridge Gold Inc.

We have audited Seabridge Gold Inc. (the “Company”)’s internal control over financial reporting as of December 31, 2009, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in Management’s Annual Report on Internal Control over Financial Reporting within its Form 40-F. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2009, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

We also have conducted our audits on the consolidated financial statements in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Our report dated March 18, 2010, expressed an unqualified opinion on those consolidated financial statements.

/S/ KPMG LLP
Chartered Accountants, Licensed Public Accountants

Toronto, Canada
March 18, 20 10

KPMG LLP is a Canadian limited liability partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative (“KPMG International”), a Swiss entity.  KPMG Canada provides services to KPMG LLP.

KPMG LLP Chartered Accountants
Bay Adelaide Centre 333 Bay Street Suite 4600 Toronto ON M5H 2S5	Telephone Fax	(416) 777-8500 (416) 777-8818 www.kpmg.ca

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of Seabridge Gold Inc.

We have audited the accompanying consolidated balance sheets of Seabridge Gold Inc. (the “Company”) as of December 31, 2009 and December 31, 2008 and the related consolidated statements of operations and deficit, comprehensive loss, accumulated other comprehensive income and cash flows for each of the years in the three-year period ended December 31, 2009. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2009 and December 31, 2008 and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2008 in conformity with Canadian generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of December 31, 2009, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated March 18, 2010, expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

/S/ KPMG LLP
Chartered Accountants, Licensed Public Accountants

Toronto, Canada
March 18, 2010

Consolidated Balance Sheets December 31, 2009 and 2008 (in Canadian dollars)

	2009	2008

ASSETS
Current Assets
Cash and cash equivalents (Note 3)	$285,280	$8,098,982
Short-term deposits (Note 3)	9,002,158	30,895,622
Amounts receivable and prepaid expenses	465,579	237,894
Marketable securities	797,368	90,758
	10,550,385	39,323,256

Mineral Interests (Note 4)	91,214,373	69,028,974

Reclamation Deposits (Note 5)	1,551,915	1,324,400

Property and Equipment	84,597	124,930
	$103,401,270	$109,801,560

LIABILITIES
Current liabilities
Accounts payable and accruals	$1,375,746	$3,368,963
Income taxes payable (Note 9 and 4(i))	34,000	5,326,034
	1,409,746	8,694,997

Long-term income taxes payable (Note 9)	137,000	-
Provision for Reclamation Liabilities (Note 5)	2,256,293	1,998,988
	3,803,039	10,693,985

SHAREHOLDERS’ EQUITY (Note 6)
Share Capital	114,027,129	110,220,772
Stock Options	7,012,025	6,033,805
Contributed Surplus	126,015	19,500

Deficit	(21,739,778)	(17,061,209)
Accumulated Other Comprehensive Income (Loss)	172,840	(105,293)
	99,598,231	99,107,575
	$103,401,270	$109,801,560

COMMITMENTS (Note 10)
SUBSEQUENT EVENTS (Notes 4(d) and 11)
See accompanying notes to consolidated financial statements

On Behalf of the Board of Directors

/S/ RUDI P. FRONK Rudi P. Fronk Director	/S/ JAMES S. ANTHONY James S. Anthony Director

Consolidated Statements of Operations and Deficit For the Years Ended December 31, 2009, 2008 and 2007 (in Canadian dollars)
	2009	2008	2007

Expenditures
Corporate and general expenses	$(5,049,583)	$(5,594,818)	$(6,688,504)
Gain on sale of Noche Buena project	-	19,891,071	-
Interest income	477,813	621,099	822,563
Gain on sale of marketable securities	163,625	-	-
Write-down of marketable securities	(81,830)	-	-
Foreign exchange gains (losses)	(17,594)	378,325	(295,843)

Income (Loss) Before Income Taxes	(4,507,569)	15,295,677	(6,161,784)
Income tax (expense)recovery (Notes 6(a)(ii) and 9)	(171,000)	(5,005,989)	620,000

Net (Loss) Profit for Year	(4,678,569)	10,289,688	(5,541,784)
Deficit, Beginning of Year	(17,061,209)	(27,350,89)	(21,809,113)

Deficit, End of Year	$(21,739,778)	$(17,061,209)	$(27,350,897)

Profit (Loss) per Share – basic	$(0.12)	$0.28	$(0.15)
Profit (Loss) per Share – diluted (Note 2(k))	$(0.12)	$0.27	$(0.15)
Weighted Average Number of Shares Outstanding - Basic	37,485,977	37,327,201	35,991,034
Weighted Average Number of Shares Outstanding - Diluted	37,485,977	37,867,620	35,991,034

Consolidated Statements of Comprehensive Loss For the Years Ended December 31, 2009, 2008 and 2007 (in Canadian dollars)
	2009	2008	2007

Net (Loss) Profit for Year	$(4,678,569)	$10,289,688	$(5,541,784)
Other Comprehensive Income (Loss)
Reclassification of losses in net profit for year	106,130	-	-
Unrecognized gains (losses) on financial assets	172,003	(164,112)	58,819
Comprehensive (Loss) Profit	$(4,400,436)	$10,125,576	$(5,482,965)

Consolidated Statements of Accumulated Other Comprehensive Income For the Years Ended December 31, 2009, 2008 and 2007 (in Canadian dollars)
	2009	2008	2007

Balance, Beginning of Year	$(105,293)	$58,819	$-
Other Comprehensive Income (Loss)	278,133	(164,112)	58,819
Balance, End of Year	$172,840	$(105,293)	$58,819

See accompanying notes to consolidated financial statements

Consolidated Statements of Cash Flows For the Years Ended December, 2009, 2008 and 2007 (in Canadian dollars)

	2009	2008	2007

Cash Used for Operations
Net (loss) profit for year	$(4,678,569)	$10,289,688	$(5,541,784)

Items not involving cash
Gain on sale of Noche Buena project	-	(19,891,071)	-
Gain on sale of marketable securities	(163,625)	-	-
Write-down of marketable securities	81,830	-	-
Stock option compensation	1,481,466	1,852,004	2,830,270
Unrealized foreign exchange gains	-	(266,524)	-
Accretion (Note 5)	172,105	158,713	145,665
Amortization	39,349	40,754	24,761
Income taxes (recoveries)	171,000	(586,562)	(620,000)
Changes in non-cash working capital items
Amounts receivable and prepaid expenses	(127,685)	182,175	(327,520)
Accounts payable and accruals	(182,549)	76,063	138,540
Income taxes payable	(5,326,034)	5,592,558	-
	(8,532,712)	(2,552,202)	(3,350,068)

Investing Activities
Mineral interests	(21,666,928)	(14,706,219)	(8,350,885)
Proceeds on sale of Noche Buena project	-	30,842,488	-
Short-term deposits	21,893,464	(19,338,129)	(11, 557,493)
Marketable securities	(224,932)	-	-
Reclamation deposits	(249,470)	(19,229)	(200,000)
Property and equipment	-	9,000	(174,339)
	(247,866)	(3,212,089)	(20, 282,717)

Financing Activities
Issue of share capital and warrants	966,876	383,126	31,327,426

Net Cash (Used for) Provided	(7,813,702)	(5,381,165)	7,694,641

Cash and Cash Equivalents, Beginning of Year	8,098,982	13,480,147	5,785,506

Cash and Cash Equivalents, End of Year	$285,280	$8,098,982	$13,480,147
Supplementary Non-cash Investing Activities
Shares issued for mineral property acquisition	$2,442,749	$-	$-
Changes in Liabilities in Mineral Interests	$1,910,668	$94,251	$1,054,875
Unpaid Commissions on Sale of Noche Buena	$-	$2,505,647	$-

See accompanying notes to consolidated financial statements

Notes to Consolidated Financial Statements
At December 31, 2009 and 2008 and
For the Years Ended December 31, 2009, 2008 and 2007
(in Canadian dollars, except where noted)

1.	NATURE OF OPERATIONS

The Company is engaged in the acquisition, exploration and development of mineral properties. To date, the Company has not earned significant revenues and is considered to be in the exploration stage. The ability of the Company to carry out its business plan rests with its ability to continue to secure equity financings and/or the sale or joint venture of its properties.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
The consolidated financial statements of the Company have been prepared in accordance with generally accepted accounting principles (“GAAP”) in Canada.

The consolidated financial statements have, in management’s opinion, been properly prepared within the framework of the significant accounting policies summarized below:

a)	Principles of Consolidation
These consolidated financial statements include the accounts of Seabridge Gold Inc. and its wholly-owned subsidiaries, Seabridge Gold Corp., a company incorporated under the laws of the State of Nevada, USA, 5073 N.W.T. Limited, a company incorporated under the laws of the Northwest Territories of Canada; Pacific Intermountain Gold Inc. (“PIGCO”), a company incorporated under the laws of the State of Nevada, USA and Minera Seabridge Gold SA de CV, a company incorporated in Mexico in 2006 to hold the Noche Buena project. The Mexican company and project were sold in December 2008.  All significant inter-company transactions and balances have been eliminated.

b)	Mineral Interests
Direct property acquisition costs, advance royalties, holding costs, field exploration and field supervisory costs relating to specific properties are deferred until the properties are brought into production, at which time, they will be amortized on a unit of production basis, or until the properties are abandoned, sold or considered to be impaired in value, at which time an appropriate charge will be made. The recovery of costs of mining claims and deferred exploration is dependent upon the existence of economically recoverable reserves, the ability of the Company to obtain the necessary financing to complete exploration and development and future profitable production or proceeds from disposition of such properties.

The Emerging Issues Committee of the CICA issued EIC-174 – “Mining Exploration Costs” which interprets how Accounting Guideline No. 11 entitled Enterprises in the Development Stage - (AcG-11) affects mining companies with respect to the deferral of exploration costs.  EIC-174 refers to CICA Handbook Section 3061 "Property, Plant and Equipment", paragraph 21, which states that for a mining property, the cost of the asset includes exploration costs if the enterprise considers that such costs have the characteristics of property, plant and equipment. EIC-126 then states that a mining enterprise that has not established mineral reserves objectively, and therefore does not have a basis for preparing a projection of the estimated cash flow from the property, is not precluded from considering the exploration costs to have the characteristics of property, plant and equipment. EIC-174 also provides additional guidance for mining exploration enterprises on when an impairment test is required.

The Company reviews its mineral interests for impairment whenever events or changes in circumstances indicate that the carrying amount of the mineral interest may not be recoverable.  The net recoverable amount is based on estimates of undiscounted future net cash flows expected to be recovered from specific assets through use or future disposition.

The Company considers that exploration costs have the characteristics of property, plant and equipment, and, accordingly, defers such costs.

c)	Asset Retirement Obligations
The Company recognizes the fair value of liabilities for asset retirement obligations in the period in which they occur and/or in which a reasonable estimate of such costs can be made using the total undiscounted cash flows required to settle estimated obligations, estimated expected timing of cash flow payments required to settle the obligations and estimated credit-adjusted risk-free discount rates and inflation rates (see Note 5).

d)	Stock-based Compensation
The Company applies the fair value method for stock-based compensation and other stock-based payments.  Options are valued using the Black Scholes option-pricing model and other models for the two-tiered options as may be appropriate. The resulting value is charged against income over the anticipated vesting period of the option (see Note 6(b)). The Company reviews estimated forfeitures of options on an ongoing basis.

e)	Property and Equipment
Property and Equipment are carried at cost less accumulated amortization. Amortization is provided using the straight-line method at an annual rate of 20% from the date of acquisition.

f)	Cash and Short-term Deposits
Cash and short-term investments consist of balances with banks and investments in money market instruments. These investments are carried at fair value. Cash and cash equivalents consist of investments with maturities of up to 90 days at the date of purchase. Short-term deposits consist of investments with maturities greater than 90 days at the date of purchase.

g)	Marketable Securities
Short-term investments in marketable securities accounted for as available for sale securities are recorded at market value, which is also considered fair value. The market values of investments are determined based on the closing prices reported on recognized securities exchanges and over-the-counter markets. Such individual market values do not necessarily represent the realizable value of the total holding of any security, which may be more or less than that indicated by market quotations. When there has been a loss in the value of an investment in marketable securities that is determined to be other than a temporary decline, the investment is written down to recognize the loss.

h)	Flow-through Shares
The Company financed a portion of its exploration and development activities through the issue of flow-through shares.  Under the terms of these share issues, the tax attributes of the related expenditures are renounced to subscribers.  When the renunciation is made, the tax value of the renunciation is recorded as a liability and charged against share capital. Where the Company has a valuation allowance, which reduces future income tax assets, the valuation allowance is reduced and an income tax recovery is recorded in the statement of operations.

i)	Translation of Foreign Currencies
The functional currency of the Company and its subsidiaries is considered to be the Canadian dollar. Foreign currency transactions entered into by the Company and financial statements of integrated foreign operations are translated using the temporal method.  Under this method, monetary assets and liabilities are translated at year-end rates of exchange, non-monetary assets and liabilities are translated at historic rates of exchange and statement of operations items are translated at average exchange rates prevailing during the year.  Exchange gains and losses on foreign currency transactions and foreign currency denominated balances are included in the statement of operations.

j)	Income Taxes
The Company accounts for income taxes using the asset and liability method. Under this method of tax allocation, future income tax assets and liabilities are determined based on differences between the financial statement carrying values and their respective income tax bases (temporary differences). Future income tax assets and liabilities are measured using the tax rates expected to be in effect when the temporary differences are expected to reverse. The effect on future income tax assets and liabilities of a change in tax rates enacted is included in operations in the period in which the change is enacted or substantively enacted. The amount of future income tax assets recognized is limited to the amount that is more likely than not to be realized.

k)	Loss Per Share
Basic (profit) loss per share of common stock is computed based on the weighted average number of common shares outstanding during the year. The Company uses the treasury stock method for calculating diluted earnings per share which assumes that stock options with an exercise price lower than the average quoted market price were exercised at the later of the beginning of the year, or time of issue.  Stock options with an exercise price greater than the average quoted market price of the common shares are not included in the calculation of diluted profit per share as the effect is anti-dilutive. There were 305,000 options which were not included in the diluted profit per share as they would be anti-dilutive.  As the Company incurred net losses for the years ended December 31, 2009 and 2007, all outstanding options and warrants have been excluded from the calculation of diluted loss per share for those years.  The diluted weighted average number of common shares for the year ended December 31, 2008 was as follows:

Basic weighted average number of common shares outstanding for 2008	37,327,201
Incremental number of common shares on assumed exercise of stock options	540,419
Weighted average number of common shares used for diluted profit per share	37,867,620

l)	Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reported year. The most significant estimates relate to the carrying values of exploration properties, accrued liabilities and contingencies, valuation of stock options and calculations of future income tax assets.  Actual results could be materially different from those estimates.

m)	Changes in Accounting Policies
The Company has adopted the following new accounting policies for the 2009 year as issued by the Canadian Institute of Chartered Accountants (“CICA”):

Goodwill and Intangible Assets
In February 2008, the CICA issued Handbook Section 3064 Goodwill and Intangible Assets which is required to be adopted for fiscal years beginning on or after October 1, 2008.  This section establishes standards for the recognition, measurement, presentation and disclosure of goodwill and intangible assets subsequent to their initial recognition by profit-oriented enterprises. The adoption of this new standard did not have a material effect on the financial statements.

Credit Risk and the Fair Value of Financial Assets and Financial Liabilities
On January 20, 2009, the Canadian Accounting Standards Board ("AcSB") issued EIC-173, Credit Risk and the Fair Value of Financial Assets and Financial Liabilities which was adopted retrospectively, without restatement. This EIC provides guidance on how to take into account credit risk of an entity and counterparty when determining the fair value of financial assets and financial liabilities, including derivative instruments. The adoption of EIC-173 did not have a material effect on the financial statements.

Mining Exploration Costs
On March 27, 2009, the AcSB issued EIC-174, Mining Exploration Costs which provides guidance to mining enterprises related to the measurement of exploration costs and the conditions that a mining enterprise should consider when determining the need to perform an impairment review of such costs.  The accounting treatments provided in EIC-174 have been applied in the preparation of the financial statements and did not have an impact on the valuation of the Company’s mineral properties.

Financial Instruments - Disclosures
In June 2009, the CICA amended Section 3862, "Financial Instruments - Disclosures", to include enhanced disclosures on liquidity risk of financial instruments and new disclosures on fair value measurements of financial instruments.  Refer to Note 8 for the additional disclosures.

n)	Changes in Accounting Policies Not Yet Adopted
Business Combinations, Consolidated Financial Statements, Non-controlling Interests
The CICA issued Handbook Sections 1582 Business Combinations, 1601 Consolidated Financial Statements and 1602 Non-controlling Interests all of which are effective for years beginning on or after January 1, 2011.  These Handbook Sections replace 1581 Business Combinations and 1600 Consolidated Financial Statements and establish a new Section for accounting for non-controlling interest in subsidiaries.  The Company is currently evaluating the impact of these new standards.

3.	CASH AND CASH EQUIVALENTS AND SHORT-TERM DEPOSITS

	2009	2008
Cash	$285,280	$8,098,982
Canadian bank guaranteed notes	9,002,158	30,895,622
	9,287,438	38,994,604
Short-term deposits	(9,002,158)	(30,895,622)
Cash and cash equivalents	$285,280	$8,098,982

Short-term deposits consist of Canadian Schedule I bank guaranteed notes with a term of one year to December 2010.  The short-term deposits amounting to $9,002,158 held at December 31, 2009 were issued for a one year period in December 2009 but are cashable in whole or in part with interest at any time to maturity.  All of the cash is held in a Canadian Schedule I bank.

4.	MINERAL INTERESTS
Expenditures made on account of mineral interests by the Company were as follows:

		2009
Property and Expense	Balance, December 31, 2008	Expenditures	Recoveries	Balance, December 31, 2009
Courageous Lake
Acquisition costs	$8,502,305	$100,000	$-	$8,602,305
Deferred exploration	13,405,841	396,114	-	13,801,955
	21,908,146	496,114	-	22,404,260
Castle Black Rock
Acquisition costs	140,426	-	(140,426)	-
Deferred exploration	375,669	45,988	(180,016)	241,641
	516,095	45,988	(320,442)	241,641
Grassy Mountain
Acquisition costs	2,261,299	-	-	2,261,299
Deferred exploration	1,207,500	137,418	-	1,344,918
	3,468,799	137,418	-	3,606,217
Hog Ranch
Acquisition costs	443,838	-	(443,838)	-
Deferred exploration	833,480	2,479	(156,162)	679,797
	1,277,318	2,479	(600,000)	679,797
KSM
Acquisition costs	15,306,546	3,442,750	-	18,749,296
Deferred exploration	20,833,703	18,268,596	-	39,102,299
	36,140,249	21,711,346	-	57,851,595
Quartz Mountain
Acquisition costs	357,139	-	(21,750)	335,389
Deferred exploration	94,258	14,152	-	108,410
	451,397	14,152	(21,750)	443,799
Red Mountain
Acquisition costs	82,090	-	(50,000)	32,090
Deferred exploration	1,324,690	185,984	-	1,510,674
	1,406,780	185,984	(50,000)	1,542,764
Pacific Intermountain Gold Corp.
Acquisition costs	-	-	-	-
Deferred exploration	3,448,080	511,743	-	3,959,823
	3,448,080	511,743	-	3,959,823
Other Nevada Projects
Acquisition costs	20,000	-	-	20,000
Deferred exploration	392,110	72,367	-	464,477
	412,110	72,367	-	484,477
Total
Acquisition costs	27,113,643	3,542,750	(650,014)	30,000,379
Deferred exploration	41,915,331	19,634,841	(336,178)	61,213,994
Total Mineral Interests	$69,028,974	$23,177,591	$(992,192)	$91,214,373

		2008
Property and Expense	Balance, December 31, 2007	Expenditures	Recoveries	Balance, December 31, 2008
Courageous Lake
Acquisition costs	$8,402,305	$100,000	$-	$8,502,305
Deferred exploration	12,688,309	717,532	-	13,405,841
	21,090,614	817,532	-	21,908,146
Castle Black Rock
Acquisition costs	140,426	-	-	140,426
Deferred exploration	332,135	43,534	-	375,669
	472,561	43,534	-	516,095
Grassy Mountain
Acquisition costs	2,261,299	-	-	2,261,299
Deferred exploration	1,100,279	107,221	-	1,207,500
	3,361,578	107,221	-	3,468,799
Hog Ranch
Acquisition costs	443,838	-	-	443,838
Deferred exploration	762,498	70,982	-	833,480
	1,206,336	70,982	-	1,277,318
KSM
Acquisition costs	15,306,546	-	-	15,306,546
Deferred exploration	10,008,860	10,824,843	-	20,833,703
	25,315,406	10,824,843	-	36,140,249
Quartz Mountain
Acquisition costs	357,139	-	-	357,139
Deferred exploration	94,258	-	-	94,258
	451,397	-	-	451,397
Red Mountain
Acquisition costs	82,090	-	-	82,090
Deferred exploration	1,028,530	296,160	-	1,324,690
	1,110,620	296,160	-	1,406,780
Pacific Intermountain Gold Corp.
Acquisition costs	-	-	-	-
Deferred exploration	3,000,032	462,223	(14,175)	3,448,080
	3,000,032	462,223	(14,175)	3,448,080
Other Nevada Projects
Acquisition costs	20,000	-	-	20,000
Deferred exploration	322,925	69,185	-	392,110
	342,925	69,185	-	412,110
Noche Buena, Mexico
Acquisition costs	4,888,270	1,820,609	(6,708,879)	-
Deferred exploration	1,428,111	276,482	(1,704,593)	-
	6,316,381	2,097,091	(8,413,472)	-
Total
Acquisition costs	31,901,913	1,920,609	(6,708,879)	27,113,643
Deferred exploration	30,765,937	12,868,162	(1,718,768)	41,915,331
Total Mineral Interests	$62,667,850	$14,788,771	$(8,427,647)	$69,028,974

		2007
Property and Expense	Balance, December 31, 2006	Expenditures	Recoveries	Balance, December 31, 2007
Courageous Lake
Acquisition costs	$8,302,305	$100,000	$-	$8,402,305
Deferred exploration	12,072,797	615,512	-	12,688,309
	20,375,102	715,512	-	21,090,614
Castle Black Rock
Acquisition costs	140,426	-	-	140,426
Deferred exploration	289,198	42,937	-	332,135
	429,624	42,937	-	472,561
Grassy Mountain
Acquisition costs	2,261,299	-	-	2,261,299
Deferred exploration	986,741	113,538	-	1,100,279
	3,248,040	113,538	-	3,361,578
Hog Ranch
Acquisition costs	443,838	-	-	443,838
Deferred exploration	700,888	61,610	-	762,498
	1,144,726	61,610	-	1,206,336
KSM (Kerr-Sulphurets-Mitchell)
Acquisition costs	15,061,208	245,338	-	15,306,546
Deferred exploration	3,717,826	6,291,034	-	10,008,860
	18,779,034	6,536,372	-	25,315,406
Quartz Mountain
Acquisition costs	357,139	-	-	357,139
Deferred exploration	85,348	8,910	-	94,258
	442,487	8,910	-	451,397
Red Mountain
Acquisition costs	82,090	-	-	82,090
Deferred exploration	859,180	169,350	-	1,028,530
	941,270	169,350	-	1,110,620
Pacific Intermountain Gold Corp.
Acquisition costs	-	-	-	-
Deferred exploration	2,488,602	556,261	(44,831)	3,000,032
	2,488,602	556,261	(44,831)	3,000,032
Other Nevada Projects
Acquisition costs	20,000	-	-	20,000
Deferred exploration	254,602	68,323	-	322,925
	274,602	68,323	-	342,925
Noche Buena, Mexico
Acquisition costs	4,888,270	-	-	4,888,270
Deferred exploration	250,423	1,177,688	-	1,428,111
	5,138,693	1,177,688	-	6,316,381
Total
Acquisition costs	31,556,575	345,338	-	31,901,913
Deferred exploration	21,705,605	9,105,163	(44,831)	30,765,937
Total Mineral Interests	$53,262,180	$9,450,501	$(44,831)	$62,667,850

Continued exploration of the Company’s mineral properties is subject to certain lease payments, project holding costs, rental fees and filing fees.

a)	Courageous Lake
In 2002, the Company purchased a 100% interest in the Courageous Lake gold project from Newmont Canada Limited and Total Resources (Canada) Limited (“the Vendors”) for US$2.5 million. The Courageous Lake gold project consists of mining leases located in Northwest Territories of Canada.

The Vendors were granted a 2% net smelter royalty interest in the project.  In addition, the Company agreed to pay the Vendors US$1.5 million when the spot price of gold closed at or above US$360 per ounce for 10 consecutive days (paid in March 2003), and pay the Vendors US$1.5 million when the spot price of gold closed at or above US$400 per ounce or a production decision was made at Courageous Lake, whichever occurred earlier (paid in February 2004).

In 2004, an additional property was optioned in the area.  Under the terms of the agreement, the Company paid $50,000 on closing and was required to make option payments of $50,000 on each of the first two anniversary dates and subsequently $100,000 per year.  In addition, the property may be purchased at any time for $1,250,000 with all option payments being credited against the purchase price.

b)	Castle Black Rock

The Company entered into a mining lease agreement dated August 15, 2000, and amended on August 1, 2001, with respect to mineral claims located in Esmeralda County, Nevada, USA. In 2002, the Company paid US$17,500 and in 2003, US$25,000 in advance royalties and is required to pay further advance royalties of US$25,000 each August 15 thereafter and to pay a production royalty, varying with the price of gold, of 3% to 5%, and a 3.5% royalty on gross proceeds from other metals produced. The Company has the right to purchase 50% of the production royalty for US$1.8 million.

In March 2009, the Company signed a letter of intent to sell the Castle Black-Rock and its early-stage Nevada properties including the Pacific Intermountain properties to Cortez Resources Corp.  In April 2009, Cortez paid the Company $20,000 which permitted them a 60-day period to complete a formal agreement which required a further payment of US$2.9 million in cash and the issuance of 10 million shares of Cortez on closing.  In July 2009, the terms of the agreement were amended and the proposed closing of the transaction was changed to September 30, 2009 and subsequently to November 27, 2009. The revised agreement terms required the following on closing: payment of US$2.9 million in cash, issuance of 5 million shares of Cortez, and issuance of a $1.25 million 3 year, non-interest bearing convertible debenture. In addition, as consideration for the amendments, Cortez paid an additional US$80,000 and agreed to fund property maintenance costs through November 27, 2009 of approximately US$500,000 if the agreement closes.  The agreement failed to close in November 2009.

In December 2009, the Company signed a letter of intent to sell the same properties as stated above to Constitution Mining Corp. (“Constitution”).  The agreement is now scheduled to close at the end of March 2010.  The terms of the agreement called for Constitution to pay cash of US$3 million, issue three million shares and issue a US$1 million two-year convertible debenture.

The cash payments consisted of US$200,000 paid on signing the letter of intent, US$800,000 on closing the agreement, US$1,000,000 one month after closing and US$1,000,000 on the first anniversary which would be secured by an 8% promissory note. The share issuances are due as to one million shares on closing and a further two million shares at the earlier of their finding a gold resource of at least one million ounces and three years after the closing.  The convertible debenture bears interest at 8% and can be repaid by Constitution at any time prior to maturity by paying US$1,250,000.  At maturity, the balance outstanding may be converted in shares of Constitution, at Seabridge’s option, based on a US$1.00 per share conversion.

c)	Grassy Mountain
In 2000, the Company acquired an option on a 100% interest in mineral claims located in Malheur County, Oregon, USA. During 2002, the Company paid US$50,000 in option payments. On December 23, 2002, the agreement was amended and the Company made a further option payment of US$300,000 and in March 2003 acquired the property for a payment of US$600,000.

d)	Hog Ranch
In 2000, the Company entered into a mining lease agreement for mineral claims located in Washoe County, Nevada. Advance royalties were established at US$15,000 payable on November 15, 2006; US$17,500 on November 15, 2007; and US$20,000 on November 15, 2008 and, each November 15 thereafter. A production royalty is payable varying with the price of gold, ranging from 3% to 5%, plus a 3.5% royalty on the gross proceeds from other metals.  40% of the production royalty may be purchased by the Company for US$2 million.

In February 2009, the Company signed a letter for an option of the Hog Ranch property to Icon Industries Ltd. (“ICON”).  The terms of the agreement required ICON to issue one million common shares to the Company, pay $500,000 on closing and to issue a further one million common shares and pay a further $525,000 within 12 months of the agreement being accepted by the TSX Venture Exchange.  In April 2009, the option agreement was closed and acceptance by the TSX Venture Exchange was received.  ICON issued the first one million shares and paid the $500,000 and these amounts have been credited against mineral interest costs.  The Company will record the additional consideration when received and will offset it against the mineral property at that time.

e)	KSM (Kerr-Sulphurets-Mitchell)
In 2001, the Company purchased a 100% interest in contiguous claim blocks in the Skeena Mining Division, British Columbia. The vendor maintains a 1% net smelter royalty interest on the project, subject to maximum aggregate royalty payments of $4.5 million. The Company is obligated to purchase the net smelter royalty interest for the price of $4.5 million in the event that a positive feasibility study demonstrates a 10% or higher internal rate of return after tax and financing costs.

In 2002, the Company optioned the property to Noranda Inc. (which subsequently became Falconbridge Limited and then Xstrata plc.) which could earn up to a 65% interest by incurring exploration expenditures and funding the cost of a feasibility study.

In April 2006, the Company reacquired the exploration rights to the KSM property in British Columbia, Canada from Falconbridge Limited. On closing of the formal agreement in August 2006, the Company issued Falconbridge 200,000 common shares of the Company with a deemed value of $3,140,000 excluding share issue costs.  The Company also issued 2 million warrants to purchase common shares of the Company at $13.50 each. The warrants were to become exercisable five years from the date each new ounce of gold resources was declared (up to 2 million ounces of gold) for work undertaken on the property through the year 2010. At closing of the formal agreement in August 2006 the fair value of warrants was estimated at $11,436,000 using a Black-Scholes option-pricing model, using a volatility of 60%, interest rate of 4% and expected life of 1.5 years.   Falconbridge also had a right of first refusal should the Company desire to sell all or any portion of its interest therein.  The 2,000,000 warrants were exercised in May and June 2007 and proceeds of $27,000,000 were received by the Company.

In July 2009, the Company agreed to acquire various mineral claims immediately adjacent to the KSM property for further exploration and possible mine infrastructure use.  The terms of the agreement required the Company to pay $1 million in cash, issue 75,000 shares and pay advance royalties of $100,000 per year for 10 years commencing on closing of the agreement.  The property is subject to a 4.5% net smelter royalty from which the advance royalties are deductible. The purchase agreement closed in September 2009, with the payment of $1 million in cash, the issuance of 75,000 shares valued at $2,442,750 and the payment of the first year’s $100,000 advance royalty.

f)	Quartz Mountain
In 2001, the Company purchased a 100% interest in mineral claims in Lake County, Oregon. The vendor retained a 1% net smelter royalty interest on unpatented claims acquired and a 0.5% net smelter royalty interest was granted to an unrelated party as a finder’s fee.

In May 2009, the Company completed an option agreement on part of the Quartz Mountain property.  To earn a 50% interest in the project, the optionee must complete $500,000 in exploration expenditures by December 31, 2010 and issue 200,000 shares to the Company over the period of which 50,000 shares have been issued to date.  The optionee has the right to increase its percentage holdings to 70% by funding and completing a feasibility study within three years.

g)	Red Mountain
In 2001, the Company purchased a 100% interest in an array of assets associated with mineral claims in the Skeena Mining Division, British Columbia, together with related project data and drill core, an owned office building and a leased warehouse, various mining equipment on the project site, and a mineral exploration permit which is associated with a cash reclamation deposit of $1 million.

The Company assumed all liabilities associated with the array of assets acquired, including all environmental liabilities, all ongoing licensing obligations and ongoing leasehold obligations including net smelter royalty obligations on certain mineral claims ranging from 2.0% to 6.5% as well as an annual minimum royalty payment of $50,000.

In June 2009, the Company signed a letter of intent to sell the Red Mountain project for $7 million in cash and a three-year $5 million 3% convertible debenture. In connection with this agreement, the Company would also recoup its $1 million reclamation deposit on closing, which was expected by September 30, 2009 and was subsequently amended to October 31, 2009.  In October 2009, the agreement was cancelled as the proposed purchaser was unable to raise the required funds.

h)	Pacific Intermountain Gold Corporation
During 2002, the Company and an unrelated party incorporated Pacific Intermountain Gold Corporation (“PIGCO”). The Company funded PIGCO’s share capital of $755,000 and received a 75% interest. The other party provided the exclusive use of an exploration database and received a 25% interest. In July 2004, the Company acquired the 25% interest in PIGCO which it did not own by forgiving debt of approximately $65,000 and agreeing to pay 10% of the proceeds of any sale of projects to third parties.

Please see b) Castle Black Rock project above for letter of intent to sell these properties.

i)	Noche Buena, Mexico
In April 2006, the Company acquired 100% interest in the Noche Buena gold project in the Sonora district of Mexico for US$4,350,000 in cash. In February 2008, the Company acquired the surface rights encompassing the Noche Buena property in Mexico for US$1,780,000.

In December 2008, the Company sold the project for US$25 million ($30,842,000) in cash less a commission to the Company’s agent of $2,538,000.  A further US$5 million is payable by the purchaser upon commencement of commercial production from the property and a 1.5% net smelter royalty is payable on all production of gold sold for US$800 per ounce or greater.  In connection with the sale, the Company accrued income taxes payable amounting to $5,326,000 (approximately 60 million Mexican pesos) to the government of Mexico as at December 31, 2008.

5.	RECLAMATION DEPOSITS AND PROVISIONS FOR RECLAMATION LIABILITIES
The reclamation deposits consist of short-term investments or cash deposits held as security for either the governments in Canada or the United States to cover estimated reclamation liabilities on various exploration properties.

The balance in the provision for reclamation liabilities is as follows:

Amount
Balance at December 31, 2007	$1,849,475
Reduction of reclamation liability - net	(9,200)
Accretion	158,713
Balance at December 31, 2008	1,998,988
Increase in reclamation liability	85,200
Accretion	172,105
Balance at December 31, 2009	$2,256,293

The fair value of the asset retirement obligations was calculated using the total undiscounted cash flows required to settle estimated obligations (estimated to be $5,082,000), expected timing of cash flow payments required to settle the obligations between 2010 and 2020, credit-adjusted risk-free discount rates of 7.9% to 8.76% and an inflation rate of 2.0%.

6.	SHAREHOLDERS’ EQUITY

a) Share Capital
	Shares	Amount
Authorized
Unlimited number of common shares without par value Unlimited number of preference shares (none issued)
Issued – Common shares
Balance, December 31, 2006	34,090,685	$66,774,637
Issued during year
For cash, exercise of stock options	1,207,200	4,327,426
For cash, exercise of share purchase warrants (Note 4(e))	2,000,000	27,000,000
Value of warrants and stock options exercised	-	12,840,972
Renunciation of flow-through share value (i)	-	(1,206,562)
	3,207,200	42,961,836
Balance, December 31, 2007	37,297,885	109,736,473
Issued during year
For cash, exercise of stock options	50,800	383,126
Value of stock options exercised	-	101,173
	50,800	484,299
Balance, December 31, 2008	37,348,685	110,220,772
Issued during year
For cash, exercise of stock options	175,000	966,876
Purchase of mineral property (Note 4 e))	75,000	2,442,749
Value of stock options exercised	-	396,732
	250,000	3,806,357
Balance, December 31, 2009	37,598,685	$114,027,129

(i)   In January 2007, the Company renounced $3,656,250 in Canadian Exploration Expenses to investors of flow-through shares in 2006.  The tax value of these renunciations has been recorded as a future tax liability and charged against share capital.

Capital Management
The Company manages its capital structure and makes adjustments to it, based on the funds available to the Company, in order to support the acquisition, exploration and development of mineral properties. The Board of Directors does not establish quantitative return on capital criteria for management, but rather relies on the expertise of the Company's management to sustain future development of the business.

The properties in which the Company currently has an interest are in the exploration stage; as such the Company is dependent on external financing to fund its activities. In order to carry out the planned exploration and pay for administrative costs, the Company will spend its existing working capital and raise additional amounts as needed. The Company will continue to assess new properties and seek to acquire an interest in additional properties that would be accretive and meaningful to the Company.

Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable.

There were no changes in the Company's approach to capital management during the year ended December 31, 2009.

The Company is not subject to externally imposed capital requirements.

b) Stock Options Outstanding
The Company provides compensation to directors, employees and consultants in the form of stock options.  Option grants to directors and senior management prior to 2008 are subject to a two-tiered vesting policy.  Option grants to directors and senior management in 2008 only vest when the Company enters into a significant transaction involving either its interest in the Courageous Lake project or the KSM project or the acquisition of a majority interest in the Company.  These vesting provisions were designed to better align option compensation with the interests of shareholders.  Grants to other employees and consultants do not have these provisions but generally vest immediately or in one year.

The two-tier option grants required a certain share price above the grant date price for 10 successive days for the first third to vest, a higher share price for the second third to vest and a further higher share price for the final third to vest. Once the share price has met the first test, the Company’s share price performance must have exceeded the S&P/TSX Global Gold Index by more than 20% over the preceding six months or these options would be cancelled.

The Board has granted the following two-tiered options:

Date of Grant	Number	Exercise Price	Share Price Vesting	Year Vested
August 2002	600,000	$ 2.20	$6, $9, $12	2005 and 2006
August 2004	100,000	$ 3.37	$6, $9, $12	2005 and 2006
January 2005	50,000	$ 4.00	$6, $9, $12	2005 and 2006
January 2006	875,000	$10.56	$15, $18, $21	2006 and 2007
August 2007	120,000	$29.60	$34, $37, $40	40,000 in 2008

The weighted average grant date fair value of the 55,000 options granted during 2009 which were not subject to directors and management vesting provisions described above was $24.78 (2008 - $15.05, 2007 - $9.73).  The grant of these 55,000 options resulted in compensation costs totaling $579,190 compared to 190,000 options resulting in compensation of $1,253,690 during 2008 and 200,000 options resulting in compensation costs totaling $1,945,640 during 2007.  25,000 of the 2009 options will vest over the period March 2009 to March 2010 and consequently $526,163 of the total compensation expense of the 2009 grants was expensed in 2009 and $53,027 will be expensed in 2010. The fair value of the options granted is estimated on the dates of grant using a Black-Scholes option-pricing model with the following assumptions:

	2009	2008	2007
Dividend yield	Nil	Nil	Nil
Expected volatility	76%	64%	55%
Risk free rate of return	1.5%	2.2%	4.3%
Expected life of options	2.8 years	4.1 years	2.7 years

The weighted average grant date fair value of the 120,000 two-tiered options granted during 2007 and approved by shareholders in June 2008 was $7.63.  The fair value of the options granted was estimated on the date of grant using a Monte Carlo simulation and a binomial option-pricing model to consider the two-tier vesting probabilities using the following assumptions:

Dividend yield	Nil
Expected volatility	61%
Risk free rate of return	3.4%
Expected life of options	4.1 years

The estimated fair value of the 120,000 two-tiered options granted in 2007 amounted to $915,160.  In 2008, after the options were approved by shareholders and recorded as granted, the $34 per share vesting requirement had been met.  During 2009 $138,076 (2008 - $418,084) of this amount was expensed and the balance of $359,000 will be expensed over the remaining vesting period.

A summary of the status of the plans at December 31, 2009 and changes during the years are presented below:

	Shares	Weighted Average Exercise Price	Amount
Outstanding, December 31, 2006	2,185,500	$5.93	$2,857,676
Granted	200,000	25.29	948,448
Exercised	(1,207,200)	(3.58)	(1,404,973)
Value of 2006 options vested	-	-	1,881,823
Outstanding, December 31, 2007	1,178,300	11.62	4,282,974
Granted to employees and consultants	190,000	15.05	436,463
Granted to directors and management	635,000	14.14	418,084
Exercised	(50,800)	(7.54)	(101,173)
Value of 2007 options vested	-	-	997,457
Outstanding, December 31, 2008	1,952,500	12.88	6,033,805
Granted to employees and consultants	55,000	24.78	614,143
Exercised	(175,000)	(5.53)	(396,732)
Expired	(20,000)	(25.10)	(106,515)
Value of 2008 options vested	-	-	867,324
Outstanding, December 31, 2009	1,812,500	$13.60	$7,012,025

Number of Shares	Options Vested	Option Price Per Share	Expiry Date
57,500	57,500	$4.00	January 11, 2010
20,000	20,000	$9.50	December 20, 2010
725,000	725,000	$10.56	January 4, 2011
30,000	30,000	$13.77	January 17, 2012
260,000	180,000	$29.60	August 8, 2012
30,000	30,000	$26.64	March 3, 2013
635,000	120,000	$10.54	December 4, 2013
25,000	-	$21.88	March 4, 2014
15,000	15,000	$28.70	April 1, 2010
15,000	15,000	$25.70	November 30, 2010
1, 812,500	1,192,500	$13.60

c) Share Purchase Warrants
The Company’s movement in share purchase warrants is as follows:

	Number of Warrants	Amount
Balance at December 31, 2006	2,000,000	$11,346,000
Exercised	(2,000,000)	(11,436,000)
Balance at December 31, 2007, 2008 and 2009	-	$-

7.	RELATED PARTY TRANSACTIONS
a)
During the year, a private company controlled by a director of the Company was paid $39,000 (2008 - $14,800, 2007 - $33,300) for technical services provided by his company related to the mineral properties.

b)	During the year, a private company controlled by a second director was paid $200,000 (2008 - $250,000, 2007 - $360,000) for consulting services rendered.

c)	During the year, a third director was paid $18,200 (2008 - $16,600, 2007 - $17,300) for geological consulting services.

These transactions were in the normal course of operations and were measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

8.	FINANCIAL INSTRUMENTS
The Company's financial risk exposures and the impact on the Company's financial instruments are summarized below:

Credit Risk
The Company's credit risk is primarily attributable to short-term investments included in cash and cash equivalents and receivables included in amounts receivable and prepaid expenses. The Company has no significant concentration of credit risk arising from operations. Short-term deposits consist of Canadian Schedule I bank guaranteed notes, with terms up to one year but are cashable in whole or in part with interest at any time to maturity, for which management believes the risk of loss to be remote. Financial instruments included in amounts receivable and prepaid expenses consist of goods and services tax due from the Federal Government of Canada. Management believes that the risk of loss with respect to financial instruments included in amounts receivable and prepaid expenses to be remote.  The Company also has investments in other publicly listed exploration companies which are included in marketable securities.  These shares were received as part of option payments on certain exploration properties the Company owns.  The credit risk on these investments is significant due to the nature of the business but the amounts are not significant to the Company.

Liquidity Risk
The Company's approach to managing liquidity risk is to ensure that it will have sufficient liquidity to meet liabilities when due. As at December 31, 2009, the Company had cash balances of $285,000 (December 31, 2008 - $8,099,000) to settle current liabilities of $1,410,000 (December 31, 2008 - $8,695,000). At December 31, 2009, the Company also had bank-guaranteed short-term deposits of $9,002,000 (2008 - $30,896,000) which mature in December 2010, but are cashable in whole or in part with interest at any time to maturity.  All of the Company's financial liabilities have contractual maturities of 30 days and are subject to normal trade terms.

Market Risk
(a) Interest Rate Risk
The Company has cash balances and no interest-bearing debt. The Company's current policy is to invest excess cash in Canadian bank guaranteed notes. The Company periodically monitors the investments it makes and is satisfied with the credit ratings of its banks.

(b) Foreign Currency Risk
The Company's functional currency is the Canadian dollar and major purchases are transacted in Canadian, US dollars and Mexican pesos. The Company funds certain operations, exploration and administrative expenses in the United States on a cash call basis using US dollar currency converted from its Canadian dollar bank accounts held in Canada. In December 2008, the Company sold the Mexican property Noche Buena at a profit which attracted income taxes payable in Mexican pesos.  The income taxes were paid in January 2009 and there is no further exposure to the Mexican peso currency.  Management believes the foreign exchange risk derived from currency conversions is not significant to its operations and therefore does not hedge its foreign exchange risk.

Sensitivity Analysis
The Company has designated its cash and cash equivalents and short term deposits as held-for-trading, which are measured at fair value. Financial instruments included in amounts receivable and prepaid expenses are classified as loans and receivables, which are measured at amortized cost. Accounts payable and accrued liabilities are classified as other financial liabilities, which are measured at amortized cost.

As at December 31, 2009, the carrying and fair value amounts of the Company's financial instruments are the same.

Based on management's knowledge and experience of the financial markets, the Company believes the following movements are "reasonably possible" over a year:

(i) Short term deposits are re-invested each 30 days to one year. The investments held at December 31, 2009 are one-year notes but are cashable in whole or in part with interest at any time to maturity.  Sensitivity to a plus or minus 0.25% change in rates would affect net loss by $23,000 on an annualized basis.

(ii) At December 31, 2009, the Company had net current liabilities in US dollars of $123,000, which with a 10% change in exchange rates, would affect net income by $12,000.

(iii) Price risk is remote since the Company is not a producing entity.

Fair Value Estimation
During 2009, CICA Handbook Section 3862, Financial Instruments – Disclosures, was amended to require disclosures about the inputs to fair value measurements, including their classification within a hierarchy that prioritizes the inputs to fair value measurement.  The three levels of the fair value hierarchy are:

Level 1 - Unadjusted quoted prices in active markets for identical assets and liabilities
Level 2 - Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly; and
Level 3 - Inputs that are not based on observable market data

The Company’s financial assets measured at fair value, as at December 31, 2009 which include cash and cash equivalents, short-term deposits and marketable securities are classified as Level 1.

9.	INCOME TAXES
Income (taxes) recoveries varies from the amounts that would be computed by applying the basic federal and provincial income tax rates aggregating to 33% (2008 – 33.5%, 2007 – 36.12%) as follows:

	2009	2008	2007

Statutory rate applied to (profit) loss for year	$1,487,498	$(5,124,052)	$2,225,636
Non deductible items	(492,000)	(700,000)	(1,026,000)
Tax on harmonization of federal/Ontario tax pools	(171,000)
Non taxable portion of gain on sale of Noche Buena	-	3,331,754	-
Difference in foreign tax rate	-	(2,260,445)	-
Loss not tax benefited	-	(253,246)	-
Valuation allowance	(995,498)	-	(1,199,636)
Reduction in valuation allowance	-	-	620,000
	$(171,000)	$(5,005,989)	$620,000

Significant components of the Company’s future tax assets and liabilities are as follows:

	2009	2008
Future income tax assets (liabilities)
Mineral interests	$(3,785,000)	$(3,068,000)
Property and equipment	47,000	36,000
Share issue costs	9,000	32,000
Non capital losses	4,209,000	3,637,000
Provision for reclamation liabilities	602,000	565,000
Tax on harmonization of federal/Ontario tax pools	171,000	-
Unrealized capital losses	-	31,000
	1,253,000	1,233,000
Valuation allowance	(1,253,000)	(1,233,000)
Future income tax liabilities, net	$-	$-
A future tax asset of approximately $2,940,000 (2008 - $3,218,000) in one Canadian entity has been offset with a future tax liability in another Canadian entity on the basis that management has undertaken to carry out tax planning measures when required.

The Company has accumulated non-capital losses for Canadian tax purposes of approximately $13,579,000 which expire in various years to 2029 as follows:

2010	$707,000
2014	943,000
2015	1,092,000
2026	2,140,000
2027	3,160,000
2028	2,746,000
2029	2,791,000
$13,579,000

The tax value of the non-capital losses is included in the future tax assets above.

10.	COMMITMENTS
The Company is committed to payments for an operating lease for business premises as follows:

2010	$ 113,000
2011	$ 113,000
2012	$ 38,000

11.	SUBSEQUENT EVENTS

a)
In March 2010, the Company completed a base shelf prospectus financing with the issuance of 2,875,000 common shares at US$22.90 each for gross proceeds of US$65,837,500.  The Company paid commissions to the underwriters of US$4,279,438 and incurred additional expenses of approximately $642,000.

b)	Subsequent to December 31, 2009, 61,500 stock options were exercised for proceeds to the Company of $272,160.